Exhibit 1.3

ANNEX B

MINUTES OF SPECIAL

MEETING OF THE BOARD

OF DIRECTORS OF

GLOBAL BIOTECH CORP.

A special meeting of the Board of Directors was held at:

Date: September 10, 2013

Time: 9:00 AM

Place: Montreal, Quebec

All the directors were present and constituted a quorum

Mr. Leonard Stella         Mr. Louis Pharand

Mr. Yehuda Kops           Mr. Gilles Lamarre

Mr. Leonard Stella was elected chairman and Mr. Yehuda Kops was elected secretary of the meeting.

The secretary read the minutes of the preceding meeting of the Board of Directors, which were adopted. The secretary then stated that the meeting had been called to consider the following matters:

Resolved: that the Board of Directors of Global Biotech, a reporting corporation under the rules and regulations of the SEC of the United States, has the right to contract on behalf of the corporation and issue securities as payments, if said transaction is in the best interest of its shareholders. That consequently, pursuant to an agreement signed today, September 10, 2013, between Global Biotech and Purthanol International, the Board resolves that the Company issue 70,000,000 restricted treasury shares to Purthanol International in payment of assets purchased under the aforesaid agreement.

On resolution duly made and seconded, the above was unanimously accepted by the Board.

No further business having been brought before the meeting, upon motion duly made, seconded and unanimously adopted, the meeting was adjourned.

/S/ Yehuda Kops
September 10, 2013	Secretary of the Meeting